Filed by Sibanye Stillwater Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Sibanye Gold Limited

Commission File Number: 001-35785

Date: November 1, 2019

The following is a transcript of a video published by Bloomberg TV:

TRANSCRIPTION: Bloomberg TV

Could we see $2,000 Gold? Sibanye-Stillwater weighs in.

Reporter: Being a gold bull when prices are on fifteen hundred dollars an ounce is easy but being a gold company can still be hard. Producers face high cash costs, weak investor sentiment and tough mining conditions.

Enter Sibanye-Stillwater. Its answer is change from a pure gold company in South Africa to a diversified miner of gold and PGM like platinum palladium and rhodium. Here’s what happened…

Sibanye was already adding PGM assets. In 2016, it bought US-based Stillwater for $2.2bn, adding a lot of PGMs to its portfolio.

In 2018, the company was hit with a crippling 5-month labour strike in South Africa that left at least nine dead cut gold output about 110,000 ounces and led to a first half loss in 2019. The company resolved that issue but is now battling with South Africa’s largest platinum mining labour union making that geographic shift even more important. It still gets 69% of its revenue from South Africa and 41% of its production is gold. Its future is all US. I recently caught up with Neal and asked him why he is looking to diversify so much right now?

Neal Froneman: Gold prices have lost their premium over a period of time. We were looking for sustainability of dividends. The PGM sector in South Africa is similar to gold. Plus we saw the consolidation opportunities and it was a low point in the commodities cycle.

Reporter: Can you walk me through your revenue mix between the two? Where is it now? Where would you like to see it go? What is your longer term outlook for the diversification?

Neal Froneman: Our revenue mix at the moment is distorted towards the PGMs. In fact, half our revenue is from the US side, in the Stillwater operations and that’s predominantly because our gold business has been underperforming. We’ve had a strike and had to restructure that business. In the longer term, we would envisage probably a 60/40 or 70/30 split bias towards PGMs, because it is a bigger part of our company. We would like to grow our business as well. So we’re not moving from gold. We’ve just been very focused on PGMs.

Reporter: Do you want to grow it in South Africa or do you integrate it elsewhere into your gold business?

Neal Froneman: No. We need to grow it outside of South Africa. Deep level well in fact in South Africa it is ultra-deep level. Mining has got high risks associated with it. And we would really like to grow our gold business in North America where we can find value accretive opportunities. That’s not something we focused on at the moment but probably in about 18 months to two years. Once we’ve deleveraged, we’ll look at growth, predominantly in North America.

Reporter: What part of the difficulties has to do with labour and the strength of a significant part?

Neal Froneman: You know South Africa’s come out of a difficult environment. In 1994, we had our first democratic elections. And a lot of the legacy issues pre that relating to apartheid feature at the moment in terms of labour relations. We don’t have a business friendly environment and we’ve learnt as a South African company how to work in that environment and how to deal with radical and very difficult unions.

Reporter: For the oil community, it’s really been about new technology producing mass and productivity to be able to produce more from less. Basically like the rock you gave up a year ago, is actually rock you want to drill now. What’s that conversation like in the gold world?

In the gold world, it depends on the ore body. So your body dictates the way that you mine it as businesses or gold companies would like to be more mechanised, more automated and where the ore body lends itself to that. We do do it, even in South Africa. However the majority of gold deposits on narrow tabular difficult to mechanize. We driving technology which we call digitalisation which is obviously well known. So it’s not leading edge technology but we are driving technology in those areas where we can’t introduce mechanization.

Reporter: How much can these things push your cash cost down?

Obviously with labour being a high proportion of our cost and it’s anywhere between 50 and 70% obviously productivity is a key driver, improving productivity, getting your costs down. So there’s significant opportunity. You know you could probably get your costs down 20 to 30% in the right conditions.

Reporter: What’s a reasonable price environment?

Neal Froneman: Gold it at fifteen hundred plus is quite reasonable.

Reporter: Am I going to start talking about my 2000 gold again?

Neal Froneman: I think you are and I’ve seen some reports. I wouldn’t say I’m talking about 2000 gold but I think it’s going to be robust.

ENDS.

Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

Certain statements included in this communication about Sibanye Gold Limited (“SGL”) and Sibanye Stillwater Limited (“Sibanye-Stillwater”), as well as oral statements that may be made by SGL, Sibanye-Stillwater, or by officers, directors or employees acting on their behalf related to the subject matter hereof, may constitute or are based on forward-looking statements, including “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are not based on historical facts, and are generally preceded by, followed by or include the words “target”, “would”, “potential”, “aim”, “foresee”, “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases. These forward-looking statements, including, among others, those relating to future business prospects, revenues and income, statements which relate to expected timings of the Scheme and potential benefits of the proposed scheme of arrangement (the “Scheme”), PGM pricing expectations, levels of output, supply and demand, information relating to the Group’s underground Blitz Project adjacent to the east of the existing Stillwater Mine designed to explore, define and extract the PGM resource along the far eastern extent of the J-M Reef, and estimations or expectations of enterprise value, adjusted EBITDA and net asset values wherever they may occur in this communication, are necessarily estimates reflecting the best judgement of senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this communication.

By their nature, these forward-looking statements about SGL and/or Sibanye-Stillwater involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and are generally beyond the control of SGL and/or Sibanye-Stillwater, that could cause SGL and/or Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.

Moreover, new risk factors emerge from time to time and it is not possible for SGL and/or Sibanye-Stillwater to predict all such risk factors. SGL and Sibanye-Stillwater cannot assess the impact of all risk factors on their businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

SGL and Sibanye-Stillwater undertake no obligation and do not intend to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events, save as may be required by applicable law. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the JSE and the SEC, including in the SGL Annual Report on Form 20-F 2018.

Important Information

This communication is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the Scheme, Sibanye-Stillwater has filed a registration statement on Form F-4, which includes important information with respect to the Scheme. The final registration statement on Form F-4 will be made available to the relevant security holders of SGL.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this a communication is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS IN THE UNITED STATES AND ADS HOLDERS OF SGL ARE URGED TO READ THE US REGISTRATION STATEMENT REGARDING THE PROPOSED SCHEME CAREFULLY AND IN

ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT SGL, SIBANYE-STILLWATER AND THE PROPOSED SCHEME.

Shareholders and ADS holders can obtain free copies of the registration statement on Form F-4, as well as other filings containing information about SGL and Sibanye-Stillwater, without charge, at the SEC’s website at http://www.sec.gov. Shareholders and ADS holders may also be able to obtain these documents, without charge, from SGL’s website at http://www.sibanyestillwater.com.

This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, Sibanye-Stillwater may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.